File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«30» june 2004
№ 1101/4182

04035532

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Data that can affect materially the value of the issuer's securities

Sincerely,

dlw 7/16

Alexander V. Dolgopolov
Deputy Chairman of the Board

Data that can affect materially the value of the issuer's securities

«Data related to alteration in percentage of the issuer's participation in the share capital of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making up not less than 5%».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: limited company «Moscow Reinsurance company» (abbreviation – OOO «Moscow –RE»).
7. Location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed: ul. Obraztzova,31-2, Moscow, 127018.
8. Percentage of participation of Bank Vozrozhdeniye (OAO) in the share capital of OOO «Moscow-RE» before alteration: 60.55%.
9. Portion of participation of Bank Vozrozhdeniye (OAO) in the share capital of OOO «Moscow-RE» after alteration: 19.49%.
10. Date when the Bank Vozrozhdeniye's percentage of participation in the share capital of OOO «Moscow-RE» changed: 28.06.2004.

Deputy Chairman of
Bank Voarozhdeniye (OAO) (*signature*) A.V.Dologopolov
June 29th, 2004
Stamp